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                           March 21, 2024

       Joseph R. Dively
       President and CEO
       First Mid Bancshares, Inc.
       1421 Charleston Avenue
       Mattoon, Illinois 61938

                                                        Re: First Mid
Bancshares, Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed March 15,
2024
                                                            File No. 333-277973

       Dear Joseph R. Dively:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Robert
Arzonetti at 202-551-8819 with any questions.




                           Sincerely,


                           Division of Corporation Finance

                           Office of Finance
       cc:                                              Jason Zgliniec